EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$251,291	$303,794	$270,113	$124,415	$413,427
Interest expense and other	3,046	2,584	—	4,285	8,414
Portion of rents representative of the interest factor	17,977	15,955	18,032	22,589	19,654

	$272,314	$322,333	$288,145	$151,289	$441,495

Fixed charges:
Interest expense, including amount capitalized	$9,314	$14,621	$11,673	$10,263	$13,893
Portion of rents representative of the interest factor	17,977	15,955	18,032	22,589	19,654

	$27,291	$30,576	$29,705	$32,852	$33,547

Ratio of earnings to fixed charges	9.98x	10.54x	9.70x	4.61x	13.16x